VE 6-3-04

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04019550

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PURSHE KAPLAN STERLING INVESTMENTS Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 CORPORATE WOODS BLVD
(No. and Street)

ALBANY (City) NY (State) 12211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. PETER PURCELL 518-436-3536 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SLOCUM DEANGELUS & ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

974 ALBANY-SHAKER ROAD (Address) LATHAM (City) NY (State) 12211 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAY 27 2004 WASH. D.C. 181 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 04 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. PETER PURCELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PURSHE KAPLAN STERLING INVESTMENTS, as of MARCH 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- NO EXCEPTIONS -

Signature

CEO

Title

Notary Public

KATHERINE M. WINN (Flouton)
Notary Public, State of New York
No. 01WI5035[illegible]
Qualified in Schenectady County
Commission Expires Nov. 4, 06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PURSHE KAPLAN STERLING INVESTMENTS, INC.

FINANCIAL STATEMENTS

MARCH 31, 2004 AND 2003

PURSHE KAPLAN STERLING INVESTMENTS, INC.

TABLE OF CONTENTS

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900
800.357.1040 • www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

SCHENECTADY OFFICE:
1598 UNION STREET
SCHENECTADY, NEW YORK 12309
518.372.5451

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have audited the accompanying statements of financial condition of Purshe Kaplan Sterling Investments, Inc. (a New York corporation) as of March 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity, cash flows and supplementary income statement schedules for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Purshe Kaplan Sterling Investments, Inc. as of March 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

May 11, 2004
Albany, New York

Slocum, DeAngelus & Associates, PC

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2004 AND 2003

ASSETS

	2004	2003
CURRENT ASSETS		
Cash and cash equivalents	$ 276,953	$ 196,590
Receivables -		
Clearing broker	227,221	55,405
Direct commissions	74,178	50,152
Other	26,455	4,000
Prepaid expenses	9,898	-0-
Total current assets	614,705	306,147
CASH DEPOSITED WITH CLEARING BROKER	50,000	50,000
SECURITY DEPOSITS	25,127	22,689
TOTAL ASSETS	$ 689,832	$ 378,836

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 369,722	$ 121,369
Sub-clearing deposits	10,000	-0-
Advance from Parent Company	-0-	60,000
Income taxes payable	2,973	3,022
Total current liabilities	382,695	184,391
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, 200 shares no par value authorized, issued and outstanding	10,000	10,000
Additional paid in capital	119,028	29,028
Retained earnings	178,109	155,417
Total stockholder's equity	307,137	194,445
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 689,832	$ 378,836

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

	2004	2003
REVENUES		
Principal trading	$ 2,465,159	$ 1,736,311
Mutual fund commissions	2,474,236	1,775,311
Agency commissions	1,372,471	419,200
Gross wrap fees	544,684	346,825
Interest income and other	15,171	7,118
Total revenues	6,871,721	4,284,765
Less – Sales adjustments	(22,744)	(22,359)
Total revenues, net	6,848,977	4,262,406
COST OF REVENUES (Supplementary schedule)	4,813,266	2,882,788
GROSS PROFIT	2,035,711	1,379,618
OPERATING EXPENSES		
Facilities, service and management fees	909,225	443,333
Rent	307,822	300,466
Administrative payroll and benefits	623,486	488,674
General and administrative (Supplementary schedule)	166,318	94,811
Total operating expenses	2,006,851	1,327,284
NET INCOME FROM OPERATIONS	28,860	52,334
PROVISION FOR TAXES	6,168	3,022
NET INCOME	$ 22,692	$ 49,312

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance-March 31, 2002	$ 10,000	$ 29,028	$ 106,105	$ 145,133
Net income	-	-	49,312	49,312
Balance-March 31, 2003	$ 10,000	$ 29,028	$ 155,417	$ 194,445
Capital contributions	-0-	90,000	-0-	90,000
Net income	-0-	-0-	22,692	22,692
Balance-March 31, 2004	$ 10,000	$ 119,028	$ 178,109	$ 307,137

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 22,692	$ 49,312
Adjustments to reconcile net income to net cash provided by operations:		
(Increase) decrease in:		
Receivables -		
Clearing broker	(171,816)	34,104
Direct commissions	(24,026)	(15,479)
Other	(22,455)	1,844
Prepaid expenses	(9,898)	1,234
Deposits	(2,438)	290
Increase (decrease) in:		
Accounts payable and accrued expenses	248,353	(852)
Sub-clearing deposits	10,000	-0-
Income taxes payable	(49)	2,597
Advance from Parent Company	(60,000)	60,000
Net cash provided (used) by operating activities	(9,637)	133,050
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	90,000	-0-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 80,363	$ 133,050
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	196,590	63,540
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 276,953	$ 196,590

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2004	2003
INCOME TAXES PAID		
Provision for income taxes per statement of income	$ 6,168	$ 3,022
Adjustments related to income tax payable	49	(2,597)
TOTAL INCOME TAXES PAID	$ 6,217	$ 425

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
SUPPLEMENTARY INCOME STATEMENT SCHEDULES
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

	2004	2003
COST OF REVENUES		
Clearing and execution	$ 595,353	$ 531,648
Sales and trading salaries	2,228,476	1,687,119
Payroll taxes and benefits	189,444	168,599
Retirement plan	48,526	45,412
Outside investment managers	252,114	178,739
Independent agent commissions	1,302,089	170,082
Insurance – Errors and omissions	89,500	51,346
Fees and regulatory	107,764	49,843
Total cost of revenues	$ 4,813,266	$ 2,882,788
GENERAL AND ADMINISTRATIVE		
Communications and technology	$ 78,066	$ 60,129
Customer reporting	15,150	-0-
Product marketing	4,183	-0-
Insurance	17,890	11,354
Office expense	33,110	18,446
Professional fees	14,227	3,023
Data processing	3,488	1,829
Bank fees	204	30
Total general and administrative	$ 166,318	$ 94,811

The accompanying notes are an integral part of the financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Purshe Kaplan Sterling Investments, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

NATURE OF OPERATIONS

The Company is a broker/dealer of securities registered under the Securities Exchange Act of 1934. The Company clears all of its customers' transactions through National Financial Services, LLC, ("NFS") another registered broker/dealer, on a fully disclosed basis. The Company has deposited $ 50,000 pursuant to its clearing agreement with National Financial Services, LLC.

The Company also introduces transactions for another broker/dealer through NFS under a sub-clearing agreement which provides, among other terms, that the Company hold a $ 10,000 sub-clearing deposit.

The Company is a wholly-owned subsidiary of PKS Holdings, LLC (the "Parent Company", a New York State limited liability company).

METHOD OF ACCOUNTING

Revenues and related broker expenses are recorded on a trade date basis.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Money market fund cash balances are included as cash and cash equivalents.

USE OF ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

COMPENSATED ABSENCES

Compensated absences are paid as incurred on an annual basis and do not carry over to future years. Accordingly, no accrual for such costs has been made in these statements.

INCOME TAXES

The provision for income taxes includes the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. This accounting policy reflects the application of Statements of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes".

(2) INCOME TAXES

The Company provides for income taxes using the applicable statutory rates. The components of income taxes for the years ended March 31, 2004 and 2003 are as follows:

	2004	2003
Current tax expense	$ 6,168	$ 11,186
Less – Utilization of net operating loss	-0-	(8,164)
Provision for income taxes	$ 6,168	$ 3,022

(3) COMMITMENTS

The Company is headquartered in Albany, New York, and leases certain other facilities. All premises of business are leased under the terms of non-cancelable operating leases.

Location	Expiration Date	Base Annual Rent
Albany, New York	October 31, 2008	$ 258,810
Middletown, New York	February 28, 2007	60,566
Argyle, New York	July 31, 2004	9,120
Las Vegas, Nevada	August 31, 2004	17,988
		$ 346,484

Base annual rent does not include contractually billed additional incurred operating expenses.

The future aggregate minimum rental payments under all leases are as follows:

Year Ended March 31,	Amount
2005	330,145
2006	322,193
2007	316,911
2008	258,810
2009	150,973

(4) RETIREMENT PLAN

In 1998, the Company adopted a 401(K) retirement plan for the benefit of its employees. Contributions to the plan by the Company are limited to a maximum of 3% of employee compensation and are based upon employee contributions. Employees must be 21 years of age and employed for three months to participate. Company contributions to the plan amounted to $ 48,526 and $ 45,412 in 2004 and 2003, respectively.

(5) RELATED PARTY TRANSACTIONS

The Company pays its Parent Company fees to cover management and other costs that the Parent incurs on the Company's behalf. The total fees charged to the Company amounted to $ 909,225 and $ 443,333 in 2004 and 2003, respectively. The unpaid portion of these costs amounted to $ -0- and $ 60,000 in 2004 and 2003, respectively, and are classified as an Advance from Parent Company.

(6) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital of $ 5,000. Additionally, aggregate indebtedness can not exceed 1500% of net capital.

	2004	2003
Computed net capital	$ 220,360	$ 151,210
Aggregate indebtedness	174%	122%

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

The Company is under contractual obligation with its clearing broker to maintain net capital of $ 100,000. Lines of credit with a principal stockholder of the Company's Parent are in place to assure compliance with this requirement.

(7) LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

As of March 31, 2004 and 2003, the Company had no liabilities subordinated to the claims of creditors. As a result, the accompanying financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of Creditors.

(8) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The activities of the Company's customers are transacted on either a cash or margin basis through the facilities of its clearing broker. In margin transactions, the clearing broker extends credit to the customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the clearing broker may also execute and clear customer transactions involving the sale of securities not yet purchased.

These transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customers may incur. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risk associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900
800.357.1040 • www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

SCHENECTADY OFFICE:
1598 UNION STREET
SCHENECTADY, NEW YORK 12309
518.372.5451

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have audited the accompanying financial statements of Purshe Kaplan Sterling Investments, Inc. as of and for the years ended March 31, 2004 and 2003, and have issued our report thereon dated May 11, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibit I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Slocum, DeAngelus & Associates PC

May 11, 2004
Albany, New York

PURSHE KAPLAN STERLING INVESTMENTS, INC.
SUPPLEMENTARY FINANCIAL INFORMATION
MARCH 31, 2004 AND 2003

EXHIBIT I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

	2004	2003
Total stockholder's equity	$ 307,137	$ 194,445
Deductions -		
Commissions receivable, outstanding over 30 days	1,680	14,260
Other receivables	26,455	4,000
Prepaid items	8,732	-0-
Security deposits	25,127	22,689
Funds reserved for regulatory fees	1,166	-0-
Excess fidelity insurance deductible	20,000	-0-
Total deductions	83,160	40,949
Net capital before haircuts on money market accounts	223,977	153,496
Haircuts on money market accounts	3,617	2,286
Net capital	220,360	151,210
Net capital requirement (Based on aggregate indebtedness if greater than $ 5,000)	25,513	12,293
Excess net capital	$ 194,847	$ 138,917

AGGREGATE INDEBTEDNESS

	2004	2003
Accounts payable and accrued expenses	$ 369,722	$ 181,369
Sub-clearing deposits	10,000	-0-
Income tax payable	2,973	3,022
Total aggregate indebtedness	$ 382,695	$ 184,391
Ratio of aggregate indebtedness to net capital	1.74 to 1.00	1.22 to 1.00

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of March 31, 2004 and 2003)

	2004	2003
Net capital, as reported in Company's Report	$ 240,360	$ 151,210
Difference – Excess fidelity insurance deductible	(20,000)	-0-
Net capital under Rule 15c 3-1, audited	$ 220,360	$ 151,210

During 2004, the Company increased its blanket fidelity insurance coverage to $ 500,000 using a $ 25,000 deductible. These amounts are allowable under NASD Rule 3020(b)(2) but result in a required deduction from Net Capital under Rule 15c 3-1 of $ 20,000.

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900
800.357.1040 • www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

SCHENECTADY OFFICE:
1598 UNION STREET
SCHENECTADY, NEW YORK 12309
518.372.5451

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

In planning and performing our audits of the financial statements of Purshe Kaplan Sterling Investments, Inc. (the "Company") for the years ended March 31, 2004 and 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions required by Rule 15c3-3. Our study revealed that Purshe Kaplan Sterling Investments, Inc. was in compliance with the conditions of the exemption and that no facts came to our attention indicating that such conditions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and establishing the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 and 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Slocum, DeAngelus & Associates, PC

May 11, 2004
Albany, New York